CUSIP No. 594087-10-8
Exhibit 2

Name of Person	Number of Shares of Common Stock
The Andrew David Sparrow Wyly Trust	149,572
The Christiana Parker Wyly Trust	149,572
The Martha Caroline Wyly Trust	282,876
The Charles J. Wyly III Trust	355,312
Shadywood USA, Ltd.	360,208
The Jennifer Lynn Wyly Trust	352,080